NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange ('NYSE' or the 'Exchange') hereby notifies the Securities and Exchange Commission (the 'Commission') of its intention to remove the Common Shares (the "Ordinary Shares) of Diebold Nixdorf Incorporated (the "Company") from listing and registration on the Exchange at the opening of business on July 03, 2023, pursuant to the provisions of Rule 12d2-2(b) because, in the opinion of the Exchange, the Ordinary Shares are no longer suitable for continued listing and trading on the Exchange. The Exchange reached its decision pursuant to Listed Company Manual Section 802.01D after the Company's May 30, 2023 and June 10, 2023 disclosures that the Company has filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of Texas. In reaching its delisting determination, NYSE Regulation noted that the Company's outstanding common shares would be cancelled pursuant to the restructuring transactions, and holders thereof would not receive any recovery. On June 02, 2023, the Exchange determined that the Common Shares of the Company should be suspended from trading and directed the preparation and filing with the Commission of this application for the removal of the Common Shares from listing and registration on the NYSE. The Company was notified on June 02, 2023. The Company had a right to appeal to a Committee of the Board of Directors of the Exchange the determination to delist the Common Shares, provided it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of the delisting determination. The Company did not file such a request within the specified period. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.